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                             December 28, 2022

       Philip Rodoni
       Chief Executive Officer
       Rubicon Technologies, Inc.
       100 West Main Street Suite #610
       Lexington, KY 40507

                                                        Re: Rubicon
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 28,
2022
                                                            File No. 333-267010

       Dear Philip Rodoni:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2022 letter.

       Amendment No. 1 to Form S-1

       Certain Financing Transactions
       Forward Purchase Agreements, page 118

   1. Please provide a plain English description of the risks and benefits to each of the company and the FPA Sellers
based upon how the OTC Equity Prepaid Forward Transaction
                                                        operated. For example,
describe the best and worst potential outcomes for the company and for the FPA
Sellers, highlighting what factors would impact the outcomes. Explain why the company entered
into the agreement when the immediate outcome was the
                                                        payment of $68.7
million to the FPA Sellers from the trust account in addition to $246.0 to the remaining
redeeming shareholders. Disclose the amount remaining in the trust account after these
payments.
 Philip Rodoni
Rubicon Technologies, Inc.
December 28, 2022
Page 2
2. Please disclose that the OTC Equity Prepaid Forward Transaction was terminated on
      11/30/22. Disclose what each FPA Seller received or retained under the termination agreements compared to what each FPA Seller would have received if they had accelerated the maturity date, which right had been triggered under the OTC Equity
      Prepaid Forward Transaction.
General

3. We note your response to prior comment 11 and continue to consider your analysis as to why Rule 14e-5 does not apply to the OTC Equity Prepaid Forward Purchase Transaction.
       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel,
Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNamePhilip Rodoni
                                                          Division of
Corporation Finance
Comapany NameRubicon Technologies, Inc.
                                                          Office of Technology
December 28, 2022 Page 2
cc:       Evan D   Amico, Esq.
FirstName LastName